FORM 3

OMB APPROVAL

OMB Number: 3235-0104 Expires: September 30, 1998 Estimated average burden hours per response . . . 0.5

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Response)

1. Name and Address of Reporting Person*	3. IRS or Social Security Number of Reporting Person (Voluntary)	6. If Amendment, Date of Original (Month/Day/Year)

Fleming, Daniel J.

(Last) (First) (Middle)

	4. Issuer Name and Ticker or	7. Individual or Joint/Group Filing
	Trading Symbol	(Check applicable line)
21 Gregory Drive, Suite 2	JMAR Technologies, Inc. NASDAQ:JMAR	Form Filed by One Reporting Person
(Street)		Form Filed by More than One Reporting Person

5. Relationship of Reporting Persons
South Burlington, VT 05403	to Issuer (Check all applicable)
(City) (State) (Zip)	Director 10% Owner

Officer (give title below)
Other (specify below)

2. Date of Event Requiring Statement (Month/Day/Year)	President of Subsidiary

08/07/01

TABLE I — NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Common Stock**	24,687	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the forms is filed by more than one reporting person, see instruction 5(b)(v).

(Over)
SEC 1473 (7-96)

FORM 3 (CONTINUED)

TABLE II — DERIVATIVE SECURITIES BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

			3. Title and Amount of Securities
	2. Date Exercisable		Underlying Derivative Securities
	and Expiration Date		(Instr. 4)
	(Month/Day/Year)
				Amount or
1. Title of Derivative	Date	Expiration		Number of
Security (Instr. 4)	Exercisable	Date	Title	Shares

Convertible Notes due 2/7/04**	8/7/01	2/7/04	Common Stock	3,068

Options (right to buy)	***	8/7/11	Common Stock	40,000

[Additional columns below]

[Continued from above table]

5. Ownership
Form of
Derivative
4. Conversion	Security:	6. Nature of
or Exercise	Direct	Indirect
Price of	(D) or	Beneficial
Derivative	Indirect (I)	Ownership
Security	(Instr. 5)	(Instr. 5)

4.302	D

3.71	D

Explanation of Responses:
** The Common Stock in Table I and Convertible Notes in Table II were acquired pursuant to the acquisition of SAL, Inc. If certain performance targets relating to the acquired company's business are met, the reporting person may receive up to an additional 16,126 shares and Convertible Notes convertible into a number of shares equal to up to $64,597 divided by a conversion price to be determined.

*** This option was granted under JMAR's 1999 Stock Option Plan. This option is exercisable in increments of one-third per year commencing on August 7, 2002.

/s/ DANIEL J. FLEMING	8/15/01

Signature of Reporting Person	Date

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC 1473 (7-96)